

October 3, 2017

By E-Mail

Mr. Phillip Goldstein
Bulldog Investors, LLC
250 Pehle Avenue
Suite 708
Saddle Brook, NJ 07663

> **Re: DTLA Fund Office Trust Investors, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed on September 25, 2017**
> **Filed by Bulldog Investors, LLC**
> **File No. 001-36135**

Dear Mr. Goldstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

1.   Please revise your proxy statement to disclose that the class of preferred stock already has two representatives on the company's board of directors.

2.   Revise your disclosure to provide the disclosure required by Item 2 of Schedule 14A relating to the revocability of proxies.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions